Exhibit 4.5

Terms of the Action 2025 Shareholding Plan

The following is a summary of the terms and conditions of a “classic” employee share offering under which Sanofi, a French company listed on Euronext Paris (the Paris stock exchange) would offer shares to its group employees.

Type of offering:	“Classic” plan only. The offering of shares will be made pursuant to a capital increase reserved to employees of Sanofi.

Eligible employees:	Sanofi, the French parent company of the Sanofi group, will offer shares of Sanofi to all of its current employees and the employees of its participating direct and indirect majority owned subsidiaries[1], in each case subject to a minimum employment condition of three months measured at the end of the subscription period.

Offering price:	Sanofi group employees will be offered the opportunity to subscribe shares at a discount.

The subscription price for the Sanofi shares will be based on a reference price to be determined as the average of the opening price of the Sanofi share on the 20 days ending on the trading day preceding the date of launch of the offer by the chief executive officer upon delegation of the board of directors. The subscription price will be equal to the reference price, minus a 20% discount.

Subscription period:	The subscription period worldwide is expected to start on June 10 and last until June 30, 2025.

Payment terms:	Payment for the shares subscribed shall be decided locally.

Matching shares:	A matching contribution in the form of a maximum of four additional shares will be issued for free by Sanofi to the employee participant as follows: any subscription per 5 shares shall give right to one matching share as an employer contribution., up to 4 additional matching shares per subscriber. As a result, subscriptions equal to or higher than 20 shares shall give right to 4 matching shares as an employer contribution. Such matching shares will follow the same custody as the shares paid for by the participant, i.e. issued directly to the employee or via the FCPE.

Minimum subscription:	The minimum subscription amount per employee (who decides to participate) will be one share/unit.

Maximum subscription:	Each employee can subscribe up to 1,500 shares, within the limit of 25% of his or her 2025 estimated gross annual remuneration.

[1]

Due to the sanctions imposed by the European Union, this offer is not open to citizens or residents of Russia or Belarus who do not have a residence permit or citizenship of a European Union country, or, in the case of citizens or residents of Russia, a residence permit or citizenship of a country of the European Union, the European Economic Area or Switzerland.

Share delivery date:	The shares will be delivered following the share capital increase, which is scheduled to take place on July 24, 2025.

Custody:	(1) FCPE

Shares subscribed will be held through and in the name of a FCPE. Outside of France, this will be “Sanofi Shares” FCPE, the same FCPE used in prior plans. The subscription to the capital increase will be made via a temporary FCPE called “Relais Sanofi Shares” FCPE (to be approved by the French market regulator, the Autorité des marchés financiers (or AMF)), acting on behalf of the subscribing employees, which will be merged into Sanofi Shares FCPE following subscription.

An FCPE is a collective shareholding vehicle commonly used in France for the conservation of shares held by employee-investors. Employees will be issued units of the FCPE. For each share subscribed, the employee will receive one unit of the FCPE. Each unit will represent one share. The units of an FCPE cannot be listed on a stock exchange.

(2) Direct Shareholding (including in the US)

In those countries where the FCPE is problematic, subscriptions will be made directly by the employees and custody in a local or French bank may be arranged.

Voting Rights:	(1) FCPE

Where possible, voting rights attached to each whole share subscribed for within the FCPE will be exercised directly by employee-unitholders. Voting rights attached to fractions of shares will be exercised by the FCPE Supervisory Board.

(2) Direct Shareholding (including in the US)

Each employee will be able to exercise directly the voting rights associated with the shares subscribed.

Dividends:	(1) FCPE

Any dividends paid on the shares to the FCPE during the life of the plan will be reinvested by the FCPE in additional Sanofi shares ; the dividends will not be paid out directly to employees. These reinvested dividends will result in the issue of additional FCPE units or fractions of units to the employee. Other property received in respect of the shares (such as subscription rights in a rights offering) will generally be reduced to cash values and reinvested in the same manner.

(2) Direct Shareholding (including in the US)

Any dividends paid on the shares will be made directly to the employee (the custodian holding the shares will request the participant to provide his/her relevant bank data). Other property received in respect of the shares (such as subscription rights in a rights offering) will be handled at the discretion of the custodian, which may include distributing such property directly to the employee or selling it and paying the proceeds thereof to the employee, local law permitting.

Lock-up:	The shares or FCPE units will be locked up for a period of 3 years from the date the shares are issued (until May 31, 2028) , depending on the country, subject to certain customary exceptions provided for under French law, which may be reduced on a country-by-country basis and must be interpreted and applied in a manner consistent with French law.

French law authorizations:	Pursuant to Article 1.4(i) and 1.5(h) of the European Prospective Regulation, the offering will be exempted in France from the obligation to publish a prospectus.